Tidal Commodities Trust I 10-K

EXHIBIT 19.1

A.	Prohibition Against Insider Trading

1. Company Policy

Investment advisers and their employees often have access to material information about a public company that has not been publicly disseminated. Federal and state securities laws generally make it unlawful for any person to trade in securities of a publicly traded issuer while in possession of material, non-public information concerning such issuer or its securities. It is also unlawful to pass material, non-public information to others (a practice known as “tipping”). The persons covered by these restrictions are not only “insiders” of publicly traded issuers, but also any other person who, under certain circumstances, learns of material, non-public information about an issuer, such as attorneys, investment banking analysts and investment managers.

Violations of these restrictions have severe consequences for both the Company and its Employees. Trading on material, non-public information or communicating such information to others is punishable by imprisonment and criminal fines. In addition, employers may be subjected to liability for insider trading or tipping by Employees. Broker-dealers and investment advisors may be held liable for failing to take measures to deter securities laws violations where such failure is found to have substantially contributed to or permitted a violation.

In light of these rules, the Company has adopted the general policy, applicable to all Employees that an Employee may not trade in any Client or personal account in the securities of any publicly traded issuer about which the Employee possesses material, non-public information, nor “tip” others about such information.

The laws of insider trading are continuously changing. You may legitimately be uncertain about the application of the rules contained in this Code in a particular circumstance. Often, a single question can forestall disciplinary action or complex legal problems. You should notify the CCO immediately if you have any questions as to the propriety of any actions or about the policies and procedures contained herein.

2.	Explanation of Insider Trading

The elements of insider trading and the penalties for such unlawful conduct are discussed below. If any Employee has any questions, they should consult the CCO or their designee.

What is Material Information?

“Material information” is defined generally as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities. Information that should be considered material includes, but is not limited to:

●	business combinations (such as mergers or joint ventures),
●	changes in financial results,
●	changes in dividend policy,
●	changes in earnings estimates,
●	significant litigation exposure,
●	new product or service announcements,
●	private securities offerings,
●	plans for recapitalization,
●	repurchase of shares or other reorganization plans
●	antitrust charges,
●	labor disputes,
●	pending large commercial or government contracts,
●	significant shifts in operating or financial circumstances (such as major write-offs and strikes at major plants), and
●	extraordinary business or management developments (such as key personnel changes).

Material information also may relate to the market for a company’s securities. Information about a significant order to purchase or sell securities may, in some contexts, be material. Prepublication information regarding reports in the financial press also may be material. For example, the United States Supreme Court upheld the criminal convictions of insider trading defendants who capitalized on prepublication information from The Wall Street Journal’s “Heard on the Street” column.

No simple test exists to determine when information is material; assessments of materiality involve a highly fact-specific inquiry. If you are in receipt of non-public information that you believe is not material, you should confirm such determination with the CCO.

What is Non-Public Information?

Information is non-public until it has been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information found in a report publicly filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public.

If the information is not available in the general media or in a public filing, it should be treated as non-public. If you are uncertain whether or not information is non-public, you should contact the CCO.

Specific Sources of Material Non-Public Information

Below is a list of potential sources of material, non-public information that Employees of the Company may periodically access. If an Employee accesses or utilizes any of these sources of information, whether in connection with their employment duties or otherwise, they should be particularly sensitive to the possibility of receiving material non-public information about a publicly-traded company, and immediately notify the CCO if they feel that they have received material non-public information. This list is provided for general guidance and is not an exclusive list of all possible sources of material non-public information.

Contacts with Public Companies

Contacts with public companies represent an important part of the Company’s research efforts. The Company may make investment decisions on the basis of conclusions formed through such contacts and analysis of publicly available information.

Employees must be especially alert to the potential for access to sensitive information during such contacts. Information received from company representatives during a conference call that is open to the investment community is public. The disclosure of this type of information is covered by SEC Regulation FD.

Difficult legal issues arise, however, when, in the course of contacts with public companies, you become aware of material, non-public information. This could happen, for example, if a company’s Chief Financial Officer prematurely discloses quarterly results to an analyst, or an investor relations representative makes a selective disclosure of adverse news to a handful of investors. In such situations, the Company must make a judgment as to its further conduct. To protect yourself, the Company and its Clients, you should contact the CCO immediately if you believe that you may have received material, non-public information.

All calls or meetings with any employee of a public company must be reported to the CCO prior to the meeting. To the extent that any meeting or contact is not open to the investment community, the CCO may require that an employee issue a standard notification at the beginning of the meeting that they do not wish to receive non-public information.

Contacts with Research Consultants

Employees may wish to engage the services of a third-party research firms (a “Consulting Service”), to assist in their research efforts. Generally, such Consulting Services provide access to experts (each a “Consultant”) across a variety of industries and disciplines. Employees must be especially alert to the potential for access to material non-public or confidential information during such contacts.

Any paid engagement of a new Consulting Service or Consultant for a fee must be pre-approved by the CCO. The CCO will maintain a list of all Company contacts with paid Consultants.

The following guidelines apply to all Employee contacts with paid Consulting Services and paid Consultants:

●	Prior to any conversation with a paid Consultant, Employees must remind or inform such Consultant that (i) the Company invests in publicly traded securities and (ii) neither the Company nor the Employee wish to receive material, non-public information or confidential information that the Consultant is under a duty, legal or otherwise, not to disclose.

●	The consultant must acknowledge that he or she is unaware of any conflict with any law, regulation or duty owed to any person or entity that may arise by providing the Company or its Employees with his or her services or inform the Employee or the Company otherwise.

●	If a Consultant inadvertently discloses material non-public information regarding any company, the Employee must contact the CCO immediately, who will determine if the company must be added to the Restricted List.

●	The CCO or a designee may chaperone calls with Consultants.

●	Employees may not discuss any company (public or private) with which a Consultant is affiliated, including but not limited to a director, trustee, officer, employee or any other known affiliation.

●	Employees are reminded of their non-disclosure obligations regarding Company information contained in the Company’s Compliance Manual.

Creation Baskets

A Creation Basket is a particular list of security names and quantities (or other assets) held by an ETF. Typically, the composition of a creation basket is made publicly available each business day by the ETF via the Fund’s holding’s disclosure. However, in certain instances, pursuant to exemptive relief, an ETF may disclose holdings publicly in a period of time other than daily. It is the Company’s policy that any personnel with knowledge of the composition of a Creation Basket will be prohibited from disclosing such information to any other person, except as authorized in the course of their required duties of employment, until such information is made public pursuant to the ETF’s portfolio holdings policy.

Tender Offers

Tender offers represent a particular concern in the law of insider trading for two reasons: First, tender offer activity often produces extraordinary volatility in the price of the target company’s securities. Trading during this time period is more likely to attract regulatory attention (and produces a disproportionate percentage of insider trading cases). Second, the SEC has adopted a rule that expressly forbids trading and “tipping” while in possession of material, non-public information regarding a tender offer received from the tender offer or, the target company, or anyone acting on behalf of either. In light of these rules, it is the Company’s general policy, which is applicable to all Employees that any Employee in possession of material, non-public information regarding a tender offer is prohibited from trading the tender offer issuer or the target issuer in any Client or personal account and is prohibited from “tipping” others about such information. Any Employee in possession of material, non-public information regarding a tender offer must report it immediately to the CCO.

Bank Debt

The Company may wish to invest in the bank debt of a public issuer. Investors in bank debt are often privy to material non-public information provided to lenders and investors. Should you decide to access private information of a bank debt issuer, you should notify the CCO immediately. Even if you decide to not access such information, you should exercise caution as there is a heightened risk of inadvertent exposure to private information when investing in bank debt.

Directorships and Committee Memberships

An Employee of the Company may be a member of the board of directors, creditor’s committee or similar committee, group, or informal organization of credit holders, or have similar status with a public issuer. Any such memberships must be reported to the CCO immediately by completing Outside Business Activities questionnaire via the Compliance Portal or by completing the form attached to this Manual as Exhibit C. Employees may not serve on the board of any company whose securities are publicly traded, or of any company in which the Company or any Client account owns securities.

Confidentiality Agreements

The Company may enter into confidentiality agreements with issuers, their representatives, or third-party firms relating to the evaluation of a potential transaction in an issuer’s securities. All confidentiality agreements must be approved by the CCO prior to execution. Confidentiality agreements generally require the Company to maintain information received thereunder in confidence but may also contain other provisions such as restrictions on trading, restrictions on use of the information or a requirement to destroy or return such information. Employees should be particularly sensitive to information they receive pursuant to a confidentiality agreement as such information is likely to be material non-public information. Employees should also be knowledgeable regarding any restrictions or representations with respect to such information contained in a confidentiality agreement so as to avoid a breach thereunder. If you are uncertain as to your rights and obligations under a confidentiality agreement, please contact the CCO.

“PIPE” Transactions

Private investments in public companies (“PIPEs”) involve the issuance of unregistered securities in publicly traded companies. Before PIPE investors can publicly trade the unregistered securities, the issuer must file, and the SEC must declare effective, a resale registration statement. To compensate investors for this temporary illiquidity, PIPE issuers customarily offer the securities at a discount to market price. Advance news of a PIPE offering may be material non-public information since the announcement typically precipitates a decline in the price of a PIPE issuer’s securities due to the dilutive effect of the offering and the PIPE shares being issued at a discount to the then prevailing market price of the issuer’s stock. You must notify the CCO immediately and exercise particular caution any time you become aware of non-public information relating to a PIPE offering.

Market Rumors

Creating or spreading a rumor that is known to be untrue with the intent of affecting the market price of a security could constitute an unlawful attempt to manipulate market prices and should be avoided at all times. In addition, making investment decisions or otherwise acting on information received as a market rumor can carry significant risk for the Company and the Employee, given the inherent lack of certainty that a market rumor is accurate and/or does not constitute material non-public information. Employees should contact the CCO prior to acting on or sharing any information received as a market rumor.

Penalties for Insider Trading

An Employee who trades securities while in possession of material, non-public information, or improperly communicates that information to others, may face severe penalties. The Company may impose disciplinary actions that may include termination of employment. Criminal sanctions may include a fine of up to $1 million and/or ten (10) years imprisonment. The SEC can recover the profits gained or losses avoided through the illegal trading, which can result in a penalty of up to three times the profit from the illegal trades and issue an order permanently barring the Employee from the securities industry. Finally, the Employee may be sued by investors seeking to recover damages for insider trading violations.

Insider trading laws provide for penalties for “controlling persons” of individuals who commit insider trading. Accordingly, under certain circumstances, a supervisor of an employee who is found liable for insider trading may also be subject to penalties.

Furthermore, the Company could be subject to the following penalties in the event an Employee is found liable for insider trading:

●	Civil penalties of up to the greater of $1 million or three times the amount of the Employee’s profits gained or losses avoided for each violation;

●	Criminal fines of up to $2.5 million per violation; and

●	Restrictions on the Company’s ability to conduct certain of its business activities.

The law of insider trading is unsettled and continuously developing. An individual legitimately may be uncertain about the application of the rules contained in this Code in a particular circumstance. Often, a single question can forestall disciplinary action or complex legal problems. Employees are required to notify the CCO immediately if you have any reason to believe that a violation of this Code has occurred or is about to occur. The CCO will review whether a reported instance constitutes as insider trading.

Compliance Procedures

The following procedures have been established to aid Employees in addressing situations where they have access to material non-public information relating to any company. Each Employee must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability and criminal penalties.

Identifying Material Non-public Information

Before executing any trade for yourself or others, including Client accounts, you must determine whether you have access to material, non-public information. Ask yourself the following questions:

●	Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if disclosed?

●	Is the information non-public? To whom has this information been provided? Has the information been effectively communicated to the marketplace by appearing in publications of general circulation? Is the information already available to a significant number of other traders in the market?

If after consideration of the foregoing you believe that the information is material and non-public, or if you have questions as to whether the information is material and non-public, you should take the following steps:

●	Report the matter immediately to the CCO.

●	Do not purchase or sell the securities on behalf of yourself or others, including any Client account.

●	Do not communicate the information within or outside of the Company other than to the CCO and other persons who “need to know” such information in order to perform their job responsibilities at the Company.

Upon the determination by the CCO that the information received is material and non-public, the Employee must notify the CCO or complete a Restricted List Addition Form via the Compliance Portal or by completing the form attached to this Manual as Exhibit K and return it to the CCO. The CCO or designee will promptly add the name to the Company Restricted List (defined below) via the Compliance Portal.

Restricted List

Receipt by the Company or an Employee of material non-public information, as well as certain transactions in which the Company engages, may require, for either business or legal reasons, that Client accounts or personal accounts of Employees do not trade in the certain securities for specified periods of time. Any such security will be designated as “restricted.” Tidal maintains Restricted List(s) which are updated based on Investment Committee discussions. The Restricted List(s) are maintained in the Compliance Portal. Restrictions with regard to designated securities are also considered to extend to options, rights or warrants relating to those securities and any securities convertible into those securities. Personal employee transactions in Funds that are advised or sub-advised by Tidal require pre-clearance by the CCO or their delegate. Tidal will review Covered Person’s transactions and review matching pre-clearance approvals to the transaction reports. Evidence of the review shall be maintained in the Company’s SharePoint Compliance Files.

The Restricted List is confidential and may not be disseminated outside the Company.

Confidentiality of Material Non-Public Information

Communications

Information in your possession that you or someone else has identified as material and non-public may not be communicated to anyone, including any person within the Company other than the CCO and those persons who “need to know” such information in order to perform their job responsibilities at the Company.

Information Handling

Employees should take all appropriate actions to safeguard any material, non-public information in their possession. Care should be taken that such information is always secure. For example, non-public information and computer files containing such information should be restricted.

Upon termination of your employment with the Company, you must return to the Company any material, non-public information (and all copies thereof in any media) in your possession or under your control.